January 30, 2020

Matthew Wolfson
Chief Executive Officer
Electromedical Technologies, Inc.
16561 N. 92nd Street, Suite 101
Scottsdale, AZ 85260

       Re: Electromedical Technologies, Inc.
           Amendment No. 1 to Form S-1
           Filed January 15, 2020
           File No. 333-234623

Dear Mr. Wolfson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed January 15, 2020

Our Business and Corporate History, page 6

1. We note your revised disclosures on pages 6 in response to prior comment numbers 4 and
       5. Given your disclosure on page 30 indicating that the product is not yet developed, please revise to remove Summary disclosures on page 6 concerning the Wellness Pro Pod product and the special program for Veterans and their families. Alternatively, tell us, and revise, as applicable, to clarify why it is appropriate to highlight this undeveloped product prominently in the Summary section of the prospectus. In particular, please tell us the status of product development, including whether you presently have funds to complete development and commercialize the product, and whether you have planned timeframes for completing development, for making FDA submissions and for commercializing. In
 Matthew Wolfson
Electromedical Technologies, Inc.
January 30, 2020
Page 2
         addition, tell whether you presently have the funding and capacity to execute the special program that you highlight.
Intellectual Property, page 34

2. We refer to prior comment 15. Please revise to state when the utility patents expire.
Management's Discussion and Analysis
Operating Results , page 37

3. We note your response to comment 19. We do not see where you have complied with the requirements of Item 10(e) of Regulation S-K for your non-GAAP measures, selling, general and administrative expenses excluding non-cash items, net loss excluding non-
         cash items, and accumulated net losses excluding non-cash expenses. Please revise your disclosures accordingly.
Executive and Director Compensation, page 42

4. Please include executive and director compensation information for the year ended
         December 31, 2019. Please tell us whether Mr. Wolfson has any outstanding equity awards at fiscal year end. Refer to Item 402(p) of Regulation S-K. Security Ownership of Certain Beneficial Owners and Management, page 43

5. We note your response to prior comment 21. The beneficial ownership table should include securities that a person has the right to acquire within 60 days. Given your disclosure on page 25 that the KISS Agreement matured in November 2019, it appears that Blue Ridge has the right to convert the debt obligation into shares of common stock.
         In addition, there does not appear to be a blocker provision in the KISS Agreement limiting the shares to be owned upon conversion. Please advise or revise.
Interim Financial Statements, page 60

6. Please update your interim financial statements through September 30, 2019. Refer to
         Rule 8-08 of Regulation S-X.
Note 2 - Summary of Significant Accounting Policies
Going Concern, page 63

7. We note your response and revisions to comment 23. However, you did not remove the non-GAAP measure accumulated net losses excluding non-cash expenses. Please revise
FirstName LastNameMatthew Wolfson
       your disclosure to remove this non-GAAP measure. Refer to Rule 10(e)(1)(ii)(C) of
Comapany NameElectromedical Technologies, Inc.
       Regulation S-K.
January 30, 2020 Page 2
FirstName LastName
 Matthew Wolfson
FirstName LastNameMatthew Inc.
Electromedical Technologies, Wolfson
Comapany NameElectromedical Technologies, Inc.
January 30, 2020
January 30, 2020 Page 3
Page 3
FirstName LastName
Exhibits

8. Please have counsel revise the legal opinion to clarify that the selling shareholder offered shares are validly issued, fully paid and non-assessable and that the Registrant offered shares, when issued, will be validly issued, fully paid and non-assessable.
       You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551- 3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Tad Mailander